                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               VIA NET.WORKS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 VOTING COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     925912
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                             with a copy to:
Rodney Bienvenu                              Ernest Mysogland
ISIS Capital Management, LLC                 ISIS Capital Management, LLC
1465 Post Road East, 2d Floor                1465 Post Road East, 2d Floor
Westport, Connecticut 06880                  Westport, Connecticut 06880
Tel. No.: (203) 259-7387                     Tel. No.: (203) 259-7387

                                             And

                                             George Y. Liu
                                             Boies, Schiller & Flexner LLP
                                             333 Main St.
                                             Armonk, New York 10504
                                             Tel. No.: (914) 749 8200

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 3, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: { }

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      ISIS Capital Management, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          207,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          958,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          207,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           958,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,165,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Rodney Bienvenu

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          33,800
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          1,165,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          33,800
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,165,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,165,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Richard Rofe

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          240,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          1,165,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          240,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,165,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,165,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ernest Mysogland

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          1,165,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,165,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,165,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Kevin Goodman

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          110,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          1,165,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          110,000

                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           1,165,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,165,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Securities, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)




-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          944,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          944,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             944,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.7%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      BD, 00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Capital Group, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          2,608,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          2,608,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA, OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      C4S & Co., LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          2,608,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          2,608,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Advisors, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          554,702
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          554,702
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             554,702

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA, OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Peter A. Cohen

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          2,608,000
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           2,608,000

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Morgan B. Stark

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          2,608,000
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           2,608,000

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Thomas W. Strauss

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          2,608,000
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           2,608,000

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Jeffrey Solomon

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          2,608,000
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           2,608,000

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,608,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      RCG Ambrose Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          554,649
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          554,649
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             554,649

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      RCG Carpathia Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          554,649
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           554,649

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             554,649

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          554,702
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          554,702
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             554,702

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            ISIS ACQUISITION PARTNERS, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          207,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          207,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .4%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            NEW WORLD ACQUISITION, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          526,500
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          526,500
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             526,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            NEW WORLD REALTY HOLDINGS, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          526,500
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          526,500
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             526,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            SETH B. LIPSAY

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          526,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           526,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             526,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            STEVEN H. SHEPSMAN

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  NA

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          0
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          526,500
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          0
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           526,500

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             526,500

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            VICTORIA BRUNI

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          11,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          11,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             less than 1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            PHILIP B. GOLDFARB

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          3,100
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          3,100
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,100

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             less than 1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            ARCADIA PARTNERS, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          35,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          35,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             35,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 925912
                               -------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            ARCADIA CAPITAL MANAGEMENT, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) {X}
                                                                  (b) { }

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                  WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    { }

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

-------------------------------------------------------------------------------
                        7 SOLE VOTING POWER
NUMBER OF SHARES          35,000
BENEFICIALLY            -------------------------------------------------------
OWNED BY EACH           8 SHARED VOTING POWER
REPORTING PERSON          0
WITH                    -------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                          35,000
                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             35,000

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              {x}

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement relates to the voting Common Stock, par value $0.001 per share (the "Common Stock") of VIA NET.WORKS, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at H. Walaardt Sacrestraat 401-403, 1117 BM Schiphol, Amsterdam, The Netherlands.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of ISIS Acquisition Partners, LLC ("IAP"), ISIS Capital Management, LLC ("ISIS"), Rodney Bienvenu, Richard Rofe, Ernest Mysogland, Kevin Goodman, New World Acquisition, LLC, New World Realty Holdings, LLC, Seth B. Lipsay, Steven H. Shepsman, Victoria Bruni, Philip B. Goldfarb, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co. LLC, Ramius Advisors, LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey Solomon, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. (collectively, the "ISIS Group" or the "Reporting Persons").

IAP is a Delaware limited liability company engaged in investing in undervalued companies especially those in enterprise software or other technology businesses. The address of the principal business and principal offices of IAP is 1465 Post Road East, Second Floor, Westport, CT 06880. ISIS is the managing member of IAP.

ISIS is a Delaware limited liability company which provides consulting services and investment advisory services to a limited number of clients. The address of the principal business and principal offices of ISIS is 1465 Post Road East, Second Floor, Westport, CT 06880. Each of Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman is a managing member of ISIS.

Rodney Bienvenu is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Bienvenu's principal occupation is serving as a founding member of ISIS.

Richard Rofe is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Rofe's principal occupation is serving as a founding member of ISIS.

Ernest Mysogland is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Mysogland's principal occupation is serving as a founding member of ISIS.

Kevin Goodman is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Goodman's serves as a founding member of ISIS and is engaged in other business activities; his principal occupation is as an attorney.

ISIS provides investment advisory services to New World Acquisition, LLC pursuant to an advisory agreement discussed in Item 6 of this Schedule 13D.

New World Acquisition, LLC is a Delaware limited liability company engaged in investing in various companies. The address of the principal business and principal offices of New World Acquisition, LLC is 60 Cuttermill Road, Suite 612, Great Neck, NY 11021. New World Realty Holdings, LLC is the sole member of New World Acquisition, LLC.

New World Realty Holdings, LLC is a Delaware limited liability company engaged in make various investments including real estate, venture capital, and other opportunities, and serving as the sole member of New World Acquisition, LLC. The address of the principal business and principal offices of New World Realty Holdings, LLC is 60 Cuttermill Road, Suite 612, Great Neck, NY 11021. Each of Seth B. Lipsay and Steven H. Shepsman is a manager of New World Realty Holdings, LLC.

Seth B. Lipsay is a United States citizen whose business address is 60 Cuttermill Road, Suite 612, Great Neck, NY 11021. Mr. Lipsay's principal occupation is as a real estate investor.

Steven H. Shepsman is a United States citizen whose business address is 60 Cuttermill Road, Suite 612, Great Neck, NY 11021. Mr. Lipsay's principal occupation is as a real estate investor.

Victoria Bruni is a United States citizen whose business address is 150 West 30th Street 10th Floor, New York, NY 10001. Ms. Bruni's principal occupation is as a sales professional.

Philip B. Goldfarb is a United States citizen whose business address is WMK&G, LLP 17 West John Street Hicksville, NY 11801. Mr. Goldfarb's principal occupation is as an accountant.

Arcadia Partners, L.P. is a Delaware limited partnership engaged in investing in public equities using various strategies. The address of the principal business and principal offices of Arcadia Partners, L.P. is 185 Great Neck Road, Suite 460, Great Neck, NY 11021. Arcadia Capital Management, LLC is the general partner of Arcadia Partners, L.P.

Arcadia Capital Management, LLC is a Delaware limited liability company which was formed to serve as the general partner of Arcadia Partners, L.P. The address of the principal business and principal offices of Arcadia Capital Management, LLC is 185 Great Neck Road, Suite 460, Great Neck, NY 11021. Richard Rofe is the sole member of Arcadia Capital Management, LLC.

ISIS provides investment advisory services to Ramius Securities, LLC, Ramius Capital Group, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. pursuant to an advisory agreement discussed in
Item 6 of this Schedule 13D.

Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC.

Ramius Capital Group, LLC is a Delaware limited liability company and a registered investment advisor. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The managing member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon is a managing member of C4S & Co., LLC.

Peter A. Cohen is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Cohen's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Morgan B. Stark is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Stark's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Thomas W. Strauss is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Strauss's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Jeffrey Solomon is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Solomon's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I attached to this
Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Ambrose Master Fund, Ltd.

RCG Carpathia Master Fund, Ltd. is a Cayman Islands corporation engaged in making opportunistic investments using a variety of investment strategies. The address of the principal business and principal offices of RCG Carpathia Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Carpathia Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Carpathia Master Fund, Ltd.

Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III attached to this Schedule 13D.

Ramius Advisors, LLC is the investment manager of Ramius Master Fund, Ltd. Ramius Advisors, LLC is a Delaware limited liability company and a registered investment advisor. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26 th Floor, New York, New York 10017. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by IAP is approximately $310,830.75. The shares of Common Stock purchased by IAP were purchased with working capital. All or part of the shares of Common Stock owned by IAP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to IAP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Rodney Bienvenu is approximately $44,954. The shares of Common Stock purchased by Rodney Bienvenu were purchased with personal funds. All or part of the shares of Common Stock owned by Rodney Bienvenu may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Rodney Bienvenu. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Richard Rofe is approximately $342,000. The shares of Common Stock purchased by Richard Rofe were purchased with personal funds. All or part of the shares of Common Stock owned by Richard Rofe may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Richard Rofe. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Kevin Goodman is approximately $149,600. The shares of Common Stock purchased by Kevin Goodman were purchased with personal funds. All or part of the shares of Common Stock owned by Kevin Goodman may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Kevin Goodman. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by New World Acquisition, LLC is approximately $863,460. The shares of Common Stock purchased by New World Acquisition, LLC were purchased with working capital. All or part of the shares of Common Stock owned by New World Acquisition, LLC may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to New World Acquisition, LLC. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Victoria Bruni is approximately $15,400. The shares of Common Stock purchased by Victoria Bruni were purchased with personal funds. All or part of the shares of Common Stock owned by Victoria Bruni may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Victoria Bruni. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Philip B. Goldfarb is approximately $3,937. The shares of Common Stock purchased by Philip B. Goldfarb were purchased with personal funds. All or part of the shares of Common Stock owned by Philip B. Goldfarb may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Philip B. Goldfarb. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Arcadia Partners, L.P. is approximately $46,200. The shares of Common Stock purchased by Arcadia Partners, L.P. were purchased with working capital. All or part of the shares of Common Stock owned by Arcadia Partners, L.P. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Arcadia Partners, L.P.. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Ramius Securities, LLC is approximately $1,514,508.09. The shares of Common Stock purchased by Ramius Securities, LLC were purchased with working capital. All or part of the shares of Common Stock owned by Ramius Securities, LLC may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Ramius Securities, LLC. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by RCG Ambrose Master Fund, Ltd. is approximately $904,099.14. The shares of Common Stock purchased by RCG Ambrose Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by RCG Ambrose Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to RCG Ambrose Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by RCG Carpathia Master Fund, Ltd. is approximately $904,099.15. The shares of Common Stock purchased by RCG Carpathia Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by RCG Carpathia Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to RCG Carpathia Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Ramius Master Fund, Ltd. is approximately $904,189.81. The shares of Common Stock purchased by Ramius Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by Ramius Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Ramius Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4. PURPOSE OF TRANSACTION

The ISIS Group acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. The ISIS Group considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired.

The primary interest of the ISIS Group is to maximize the value of the Common Stock of the Issuer for the benefit of all shareholders. To this end, the ISIS Group intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. As part of such evaluations, the members of the ISIS Group will seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer's affairs and strategic alternatives. Based on such evaluation and review and other factors (including, without limitation, the response, position and direction of the Board of Directors and management of the Issuer), the members of the ISIS Group will continue to consider various alternative courses of action and will in the future take such actions with respect to their investments in the Issuer as they deem appropriate. Such actions may include seeking representation on the Board of Directors of the Issuer; making recommendations to members of the Board of Directors and management concerning various business strategies, acquisitions, dispositions, dividend policies, capital structure, recapitalization, sale, merger and other matters; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; or such other actions as the ISIS Group may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the members of the ISIS Group in the open market or in privately negotiated transactions to one or more purchasers.

Given the market conditions as of this filing, the ISIS Group continues to believe that management should pursue extraordinary transactions, such as a sale or merger of the Issuer, and that the Issuer should retain an investment banker to assist in the consideration of such alternatives in order to maximize the value of the Issuer for the benefit of all shareholders. The ISIS Group currently intends to press this point with management and the Board of Directors of the Issuer.

Except as set forth herein, the ISIS Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The members of the ISIS Group reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the date hereof, the ISIS Group beneficially owns an aggregate of 3,774,400 shares of Common Stock, representing 6.7% of the outstanding shares of Common Stock.

IAP beneficially owned, as of the date hereof, 207,000 shares of Common Stock, representing .4% of the outstanding shares of Common Stock. IAP has the sole power to vote and dispose of the Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, ISIS may be deemed to have beneficial ownership of the 207,000 shares of Common Stock held by IAP. ISIS has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the 207,000 shares of Common Stock held by IAP. Messrs. Bienvenu, Rofe, Mysogland, and Goodman share voting and disposition power over the shares of Common Stock held by IAP.

New World Acquisition, LLC beneficially owned, as of the date hereof, 526,500 shares of Common Stock, representing .9% of the outstanding shares of Common Stock. New World Acquisition, LLC has the sole power to vote and dispose of the Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, New World Realty Holdings, LLC may be deemed to have beneficial ownership of the 526,500 shares of Common Stock held by New World Acquisition, LLC. New World Realty Holdings, LLC has sole voting and disposition power with respect to the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Shepsman and Lipsay may be deemed to have indirect beneficial ownership of the 526,500 shares of Common Stock held by New World Acquisition, LLC. Messrs. Shepsman and Lipsay share voting and disposition power over the shares of Common Stock held by New World Acquisition, LLC.

By virtue of the agreements described in Item 6, ISIS may be deemed to have beneficial ownership of the 526,500 shares of Common Stock owned by New World Acquisition, LLC. ISIS has shared voting and disposition power over the shares of Common Stock held by New World Acquisition, LLC. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the 526,500 shares of Common Stock owned by New World Acquisition, LLC. Messrs. Bienvenu, Rofe, Mysogland, and Goodman share voting and disposition power over the shares of Common Stock held by New World Acquisition, LLC.

Arcadia Partners, L.P. beneficially owned, as of the date hereof, 35,000 shares of Common Stock, representing .1% of the outstanding shares of Common Stock. Arcadia Partners, L.P. has the sole power to vote and dispose of the Common Stock beneficially owned by it. By virtue of the relationships described under
Item 2 of this Schedule 13D, Arcadia Capital Management, LLC may be deemed to have beneficial ownership of the 35,000 shares of Common Stock held by Arcadia Partners, L.P. Arcadia Capital Management, LLC has sole voting and disposition power with respect to the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Mr. Rofe may be deemed to have indirect beneficial ownership of the 35,000 shares of Common Stock held by Arcadia Partners, L.P. Mr. Rofe has sole voting and disposition power over the shares of Common Stock held by Arcadia Partners, L.P.

By virtue of the agreements described in Item 6, ISIS may be deemed to have beneficial ownership of the 35,000 shares of Common Stock owned by Arcadia Partners, L.P. ISIS has shared voting and disposition power over the shares of Common Stock held by Arcadia Partners, L.P. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the 35,000 shares of Common Stock owned by Arcadia Capital, L.P. Messrs. Bienvenu, Mysogland, and Goodman share voting and disposition power over the shares of Common Stock held by Arcadia Partners, L.P.

Rodney Bienvenu beneficially owned, as of the date hereof, 33,800 shares of Common Stock, representing .1% of the outstanding shares of Common Stock. Mr. Bienvenu has the sole power to vote and dispose of the Common Stock beneficially owned by him.

Richard Rofe beneficially owned, as of the date hereof, 240,000 shares of Common Stock, representing .4% of the outstanding shares of Common Stock. Mr. Rofe has the sole power to vote and dispose of the Common Stock beneficially owned by him.

Kevin Goodman beneficially owned, as of the date hereof, 110,000 shares of Common Stock, representing .2% of the outstanding shares of Common Stock. Mr. Goodman has the sole power to vote and dispose of the Common Stock beneficially owned by him.

Philip B. Goldfarb beneficially owned, as of the date hereof, 3,100 shares of Common Stock, representing less that 1% of the outstanding shares of Common Stock. Mr. Goldfarb has the sole power to vote and dispose of the Common Stock beneficially owned by him.

Victoria Bruni beneficially owned, as of the date hereof, 11,000 shares of Common Stock, representing less that 1% of the outstanding shares of Common Stock. Ms. Bruni has the sole power to vote and dispose of the Common Stock beneficially owned by her.

By virtue of the agreements described in Item 6, ISIS may be deemed to have beneficial ownership of the aggregate 397,900 shares of Common Stock owned by Rodney Bienvenu, Richard Rofe, Kevin Goodman, Philip B. Goldfarb, and Victoria Bruni. ISIS has shared voting and disposition power over the shares of Common Stock held by Rodney Bienvenu, Richard Rofe, Kevin Goodman, Philip B. Goldfarb, and Victoria Bruni. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the aggregate 397,900 shares of Common Stock owned by Rodney Bienvenu, Richard Rofe, Kevin Goodman, Philip B. Goldfarb, and Victoria Bruni. Messrs. Bienvenu, Rofe, Mysogland, and Goodman share voting and disposition power over the shares of Common Stock held by Rodney Bienvenu, Richard Rofe, Kevin Goodman, Philip B. Goldfarb, and Victoria Bruni.

By virtue of being a member of the ISIS Group, ISIS may be deemed to have indirect beneficial ownership of the aggregate 2,608,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. By virtue of being members of ISIS Group, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the aggregate 2,608,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd.

As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 944,000 shares of Common Stock, representing 1.7% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 944,000 shares of Common Stock held by Ramius Securities, LLC. Ramius Capital Group, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Ambrose Master Fund, Ltd. beneficially owns an aggregate of 554,649 shares of Common Stock, representing 1% of the outstanding shares of Common Stock. RCG Ambrose Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 554,649 shares of Common Stock held by RCG Ambrose Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Carpathia Master Fund, Ltd. beneficially owns an aggregate of 554,649 shares of Common Stock, representing 1% of the outstanding shares of Common Stock. RCG Carpathia Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 554,649 shares of Common Stock held by RCG Carpathia Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Ramius Master Fund, Ltd. beneficially owns an aggregate of 554,702 shares of Common Stock, representing 1% of the outstanding shares of Common Stock. Ramius Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 554,702 shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC and C4S & Co., LLC may both be deemed to have indirect beneficial ownership of the 2,608,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. Ramius Capital Group, LLC and C4S & Co., LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon may be deemed to have indirect beneficial ownership of the 2,608,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. Messrs. Cohen, Stark, Strauss and Solomon share voting and dispositive power over the 2,608,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c)

The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by IAP, Rodney Bienvenu, Richard Rofe, Kevin Goodman, New World Acquisition, LLC, Victoria Bruni, Philip B. Goldfarb, Arcadia Partners, L.P., Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd., in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule IV and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ISIS, Ramius Securities, LLC, Ramius Capital Group, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. have entered into an advisory agreement (the "Ramius Agreement"), pursuant to which ISIS provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with ISIS and to cooperate with ISIS with respect to proxy votes, and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, ISIS receives an amount equal to a percentage of the profits realized by such parties on their investment in the Issuer. The parties also agree to share expenses incurred by the ISIS Group. A copy of the Ramius Agreement is attached as Exhibit A hereto and incorporated herein by reference.

ISIS and New World Acquisition, LLC have entered into an advisory agreement (the "New World Agreement"), pursuant to which ISIS provides advice and services with respect to New World Acquisition's investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with ISIS and to cooperate with ISIS with respect to proxy votes, and related matters. New World Acquisition, LLC retains voting authority and authority over acquisitions and dispositions of the shares of Common Stock that it holds, subject to the consent of ISIS. For such services, ISIS receives an amount equal to a percentage of the profits realized by New World Acquisition, LLC, on its investment in the Issuer. A copy of the New World Agreement is attached as Exhibit B hereto and incorporated herein by reference.

ISIS and each of Ms. Bruni and Mr. Goldfarb have entered into oral agreements with ISIS not to acquire or dispose of shares of Common Stock of the Issuer without the consent of ISIS, and to vote their shares as recommended by ISIS while they participate in the ISIS Group.

Messrs. Bienvenu, Rofe and Goodman each have agreed with ISIS to vote their shares as recommended by ISIS and not to acquire or dispose of any shares of Common Stock without the consent of ISIS.

Arcadia Partners, L.P., Arcadia Capital Management, LLC, and Mr. Rofe have agreed that they will vote the shares of Common Stock held by Arcadia Partners, L.P. as recommended by ISIS, and that they will not acquire or dispose of any shares of Common Stock without the consent of ISIS.

Other than the Ramius Agreement, the New World Agreement, the oral agreements referenced in this Item 6 and the Joint Acquisition Statement attached as Exhibit C hereto, none of the Reporting Persons nor any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There is filed herewith as Exhibit A a copy of the Ramius Agreement.

There is filed herewith as Exhibit B a copy of the New World Agreement.

There is filed herewith as Exhibit C a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit D a Power of Attorney executed by Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman, authorizing Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

There is filed herewith as Exhibit E a Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon, authorizing Peter
A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey Solomon, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

There is filed herewith as Exhibit F a Power of Attorney executed by Steven H. Shepsman and Seth B. Lipsay authorizing either of Steven H. Shepsman and Seth B. Lipsay to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

There is filed herewith as Exhibit G a Power of Attorney executed by Victoria Bruni and Philip B. Goldfarb authorizing Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: December 12, 2003

ISIS ACQUISITION PARTNERS, LLC

By: ISIS CAPITAL MANAGEMENT, LLC
Its:  Managing Member

     By: /s/ Rodney Bienvenu

     --------------------------
     Name:    Rodney Bienvenu
     Title:  Managing Member

ISIS CAPITAL MANAGEMENT, LLC

     By: /s/ Rodney Bienvenu

     --------------------------
     Name:    Rodney Bienvenu
     Title:  Managing Member

/s/ Rodney Bienvenu

---------------------
Rodney Bienvenu, Individually and as
attorney-in-fact for each of Richard Rofe, Ernest Mysogland and Kevin Goodman

RAMIUS CAPITAL GROUP, LLC

By:  C4S & Co., LLC
Its: Managing Member

     By: /s/ Morgan B. Stark

     --------------------------
     Name:    Morgan B. Stark
     Title:  Managing Member

C4S & Co., LLC

By:  /s/ Morgan B. Stark

-------------------------------
Name:    Morgan B. Stark
Title:  Managing Member

RCG AMBROSE MASTER FUND, LTD.

By: /s/ Morgan B. Stark

-------------------------------
Name:    Morgan B. Stark

Title:  Authorized Person

RCG CARPATHIA MASTER FUND, LTD.

By: /s/ Morgan B. Stark

-------------------------------
Name:    Morgan B. Stark
Title:  Authorized Person

RAMIUS MASTER FUND, LTD.

By:  /s/ Morgan B. Stark

-------------------------------
Name:    Morgan B. Stark
Title:  Authorized Person

/s/ Morgan B. Stark

-------------------------------
Morgan B. Stark, Individually and as
attorney-in-fact for each of Peter A. Cohen, Thomas W. Strauss and Jeffrey Solomon

RAMIUS ADVISORS, LLC

By:  Ramius Capital Group, LLC
Its: Managing Member

By:  C4S & Co., LLC
Its: Managing Member

     By: /s/ Morgan B. Stark

     --------------------------
     Name:    Morgan B. Stark
     Title:  Managing Member

NEW WORLD ACQUISITION, LLC

By:  New World Realty Holdings, LLC
Its: Member

     By: /s/ Steven H. Shepsman

     --------------------------
     Name:   Steven H. Shepsman
     Title:  Authorized Person

NEW WORLD REALTY HOLDINGS, LLC

By:  /s/ Steven H. Shepsman

-------------------------------
Name:   Steven H. Shepsman
Title:  Authorized Person

/s/ Steven H. Shepsman

-------------------------------
Steven H. Shepsman, Individually and as
attorney-in-fact for Seth B. Lipsay


ARCADIA PARTNERS, L.P.

By:  Arcadia Capital Management, LLC
Its: General Partner

     By: /s/ Richard Rofe

     --------------------------
     Name:   Richard Rofe
     Title:  Member


ARCADIA CAPITAL MANAGEMENT, LLC

By:  /s/ Richard Rofe

--------------------------
Name:   Richard Rofe
Title:  Member

/s/ Rodney Bienvenu

---------------------
Rodney Bienvenu, as attorney-in-fact
for each of Victoria Bruni and
Philip B. Goldfarb

                                   Schedule I
             Directors and Officers of RCG Ambrose Master Fund, Ltd.



  Name and Position      Principal Occupation      Principal Business Address
  -----------------      --------------------      --------------------------
  Mark R. Mitchell,        Managing Director       666 Third Avenue, 26th Floor
       Director         Ramius Capital Group, LLC      New York, NY 10017

  Jeffrey C. Smith,        Director                666 Third Avenue, 26th Floor
       Director         Ramius Capital Group, LLC      New York, NY 10017

CSS Corporation, Ltd.,      Nominee Company        666 Third Avenue, 26th Floor
       Secretary                                       New York, NY 10017


                                   Schedule II

            Directors and Officers of RCG Carpathia Master Fund, Ltd.


Name and Position       Principal Occupation       Principal Business Address
-----------------       --------------------       --------------------------
  Jeffrey M. Solomon,   Principal                  666 Third Avenue, 26th Floor
      Director          Ramius Capital Group, LLC       New York, NY 10017

CFS Company, Ltd.,      Nominee Company            666 Third Avenue, 26th Floor
      Director                                         New York, NY 10017

CSS Corporation, Ltd.,  Nominee Company            666 Third Avenue, 26th Floor
      Secretary                                        New York, NY 10017


                                  Schedule III

               Directors and Officers of Ramius Master Fund, Ltd.


  Name and Position      Principal Occupation       Principal Business Address
  -----------------      --------------------       --------------------------
  Marran H. Ogilvie,        General Counsel        666 Third Avenue, 26th Floor
        Director        Ramius Capital Group, LLC        New York, NY 10017

   Morgan B. Stark,            Principal           666 Third Avenue, 26th Floor
        Director        Ramius Capital Group, LLC        New York, NY 10017

CSS Corporation, Ltd.,      Nominee Company        666 Third Avenue, 26th Floor
Secretary                                               New York, NY 10017

                                   Schedule IV

                         ISIS Acquisition Partners, LLC

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/10/03               15,000                   $1.47
      10/10/03               35,000                   $1.50
      10/13/03              150,000                   $1.51
      10/30/03                7,000                   $1.42




                                 RODNEY BIENVENU

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      11/3/03                  150                    $1.51
      11/3/03                  500                    $1.51
      11/3/03                  850                    $1.51
      11/3/03                  500                    $1.51


                                  Richard Rofe

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/14/03              (15,000)                  $1.50
      10/14/03              (15,000)                  $1.55
      10/17/03               15,000                   $1.43
      10/21/03              (10,000)                  $1.49
      10/22/03                5,000                   $1.44
      10/23/03               10,000                   $1.42
       11/3/03              (10,000)                  $1.48
       11/7/03              (10,000)                  $1.68
       11/7/03              (10,000)                  $1.68
      11/11/03               10,000                   $1.61
      11/19/03               10,000                   $1.59
      11/24/03                5,000                   $1.47
       12/1/03               10,000                   $1.55



                                  Kevin Goodman

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/15/03                3,096                   $1.46
      10/17/03                5,000                   $1.41
      10/31/03                9,700                   $1.38
      12/10/03                7,000                   $1.68

                                 Victoria Bruni

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/14/03               (3,000)                  $1.59
      10/14/03               (3,000)                  $1.59
      10/14/03               (4,000)                  $1.59
      10/14/03                4,000                   $1.59
      10/14/03               (4,000)                  $1.59
      10/16/03                  100                   $1.47
      10/18/03                3,900                   $1.48
      10/23/03                4,000                   $1.42
      10/23/03                6,000                   $1.42
      10/24/03                5,000                   $1.37
       11/3/03                 (100)                  $1.50
       11/3/03               (3,900)                  $1.50
       11/3/03               (4,000)                  $1.50


                              New World Acquisition

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/14/03              323,000                   $1.58
       12/5/03               10,000                   $1.75
       12/5/03               10,000                   $1.74
       12/5/03               10,000                   $1.72
       12/5/03                4,600                   $1.70
       12/5/03                6,200                   $1.71
       12/5/03                4,300                   $1.72
       12/8/03                4,200                   $1.75
       12/9/03               10,000                   $1.77
       12/9/03               10,000                   $1.78
      12/10/03               10,000                   $1.73
      12/10/03               10,000                   $1.72
      12/10/03               10,000                   $1.71
      12/10/03               10,000                   $1.70
      12/10/03               10,000                   $1.74
      12/10/03               10,000                   $1.74
      12/10/03               10,000                   $1.74
      12/10/03               10,000                   $1.73
      12/10/03                3,000                   $1.73
      12/10/03               10,000                   $1.73
      12/10/03               10,000                   $1.72

      12/10/03                1,200                   $1.72
      12/11/03                5,075                   $1.71
      12/11/03               10,000                   $1.78
      12/11/03               10,000                   $1.72
      12/11/03               10,000                   $1.73



                             Ramius Securities, LLC

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      10/14/03                3,000                   $1.58
      10/14/03                2,500                   $1.58
      10/14/03                2,500                   $1.55
      10/15/03                1,000                   $1.60
      10/16/03               (2,000)                  $1.43
      10/20/03                1,000                   $1.48
       11/3/03               70,374                   $1.50
       11/3/03                  800                   $1.43
       11/4/03               52,753                   $1.53
       11/5/03               50,120                   $1.50
       11/6/03               34,040                   $1.51
       11/7/03               82,556                   $1.57
      11/10/03               89,400                   $1.61
      11/11/03              143,744                   $1.59
      11/12/03               88,213                   $1.80
      11/17/03               10,000                   $1.65
      11/17/03                7,260                   $1.65
      11/19/03              102,740                   $1.61
      11/24/03               12,000                   $1.49
       12/3/03               13,548                   $1.69
       12/4/03               32,454                   $1.70
       12/5/03               36,000                   $1.73
       12/5/03                6,300                   $1.69
       12/9/03               22,572                   $1.74
      12/10/03               58,687                   $1.70
      12/11/03                1,344                   $1.70
      12/11/03               16,800                   $1.70
      12/12/03                4,295                   $1.76


                          RCG Ambrose Master Fund, Ltd.

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
      11/3/03                35,186                   $1.50
      11/3/03                   400                   $1.43
      11/4/03                26,377                   $1.53

       11/5/03               25,060                   $1.50
       11/6/03               17,020                   $1.51
       11/7/03               41,278                   $1.57
      11/10/03               44,700                   $1.61
      11/11/03               71,872                   $1.59
      11/12/03               44,107                   $1.80
      11/17/03                5,000                   $1.65
      11/17/03                3,630                   $1.65
      11/19/03               51,370                   $1.61
      11/24/03                6,000                   $1.49
       12/3/03               76,916                   $1.69
       12/4/03               19,229                   $1.70
       12/5/03               21,330                   $1.73
       12/5/03                3,733                   $1.69
       12/9/03               13,374                   $1.74
      12/10/03               34,772                   $1.70
      12/11/03               10,750                   $1.70
      12/12/03                2,545                   $1.76


                         RCG Carpathia Master Fund, Ltd.

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
       11/3/03                  400                   $1.43
       11/3/03               35,186                   $1.50
       11/4/03               26,377                   $1.53
       11/5/03               25,060                   $1.50
       11/6/03               17,020                   $1.51
       11/7/03               41,278                   $1.57
      11/10/03               44,700                   $1.61
      11/11/03               71,872                   $1.59
      11/12/03               44,107                   $1.80
      11/17/03                5,000                   $1.65
      11/17/03                3,630                   $1.65
      11/19/03               51,370                   $1.61
      11/24/03                6,000                   $1.49
       12/3/03               76,916                   $1.69
       12/4/03               19,229                   $1.70
       12/5/03               21,330                   $1.73
       12/5/03                3,733                   $1.69
       12/9/03               13,374                   $1.74
      12/10/03               34,772                   $1.70
      12/11/03               10,750                   $1.70
      12/12/03                2,545                   $1.76

                            Ramius Master Fund, Ltd.

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)      commissions, if any)
       11/3/03                  400                   $1.43
       11/3/03               35,186                   $1.50
       11/4/03               26,377                   $1.53
       11/5/03               25,060                   $1.50
       11/6/03               17,020                   $1.51
       11/7/03               41,278                   $1.57
      11/10/03               44,700                   $1.61
      11/11/03               71,872                   $1.59
      11/12/03               44,107                   $1.80
      11/17/03                5,000                   $1.65
      11/17/03                3,630                   $1.65
      11/19/03               51,370                   $1.61
      11/24/03                6,000                   $1.49
       12/3/03               76,920                   $1.69
       12/4/03               19,238                   $1.70
       12/5/03               21,340                   $1.73
       12/5/03                3,734                   $1.69
       12/9/03               13,380                   $1.74
      12/10/03               34,788                   $1.70
      12/11/03               10,756                   $1.70
      12/12/03                2,546                   $1.76